Exhibit 99.1

Bragg Powers 711’s Sportsbook Expansion with Kambi Integration and Fuze™ Technology in Belgium

Leading Belgium operator to grow existing iGaming relationship with Bragg to include sportsbook partner technology and Bragg’s gamification and engagement tools

Toronto, May 11, 2026 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) today announced it has signed a definitive agreement to expand its partnership with leading operator 711 in the Belgian market. This agreement paves the way for the upcoming launch of 711’s new online sportsbook, following 711’s successful acquisition of an F+ license from the Belgian Gaming Commission.

The new sportsbook offering, powered by Kambi’s Turnkey Sportsbook, will be seamlessly integrated into Bragg’s robust Player Account Management (“PAM”) technology platform. This expansion builds upon the strong existing relationship between Bragg and 711 in Belgium, where 711 successfully operates an online casino under a B+ license since December 2025.

As part of a unified user experience, players visiting 711.be will soon be greeted with a streamlined portal allowing them to choose between the casino and the soon- to-be-launched sportsbook platforms. The go-live is strategically scheduled to occur ahead of the upcoming 2026 World Cup, providing Belgian sports fans with a premium betting destination just in time for the world’s biggest football event.

Following the successful deployment of Bragg’s award-winning Fuze™ player engagement toolset for 711’s Dutch operations, this expansion also marks the introduction of the toolset to 711’s Belgian sports vertical. In addition to a deep integration with Kambi’s sportsbook technology, Fuze™ will provide a suite of engagement features, such as real-time tournaments and quests. These features and promotional tools will be implemented and utilized strictly in accordance with the Belgian regulatory and compliance framework, ensuring that all player retention and engagement initiatives align with local requirements.

Matevž Mazij, Chief Executive Officer at Bragg Gaming Group, commented: "We are thrilled to have finalized this agreement to further strengthen our global relationship with 711. By supporting their entry into the Belgian sports betting market with our flexible PAM platform, Kambi’s world-class sportsbook, and our proprietary Fuze™ engagement tools, we are providing 711 with a powerful, comprehensive solution to compete at the highest level. We look forward to going live just in time for the excitement of the World Cup."

Gilles De Backer, Chief Operating Officer at 711, added: "Signing this agreement to expand our Belgian footprint with the upcoming launch of 711sports.be is a pivotal moment for our brand. Having already seen great success with our casino offering via Bragg’s platform, it was a natural choice to extend our partnership for the sportsbook.

The addition of Kambi’s leading sportsbook technology and Bragg’s Fuze™ tools ensures that 711 will be well positioned to execute its core identity and strategy in the Belgian sports betting market by aiming to provide the best user experience, competitive odds, and strong player-focused features. The launch is also perfectly positioned for the increased sportsbook momentum we expect during the World Cup.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a leading iGaming content and platform technology solutions provider serving online casino, sports betting and lottery operators with its proprietary, exclusive and aggregated casino games content, and its cutting-edge player account management (“PAM”) and player engagement technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected casino games studio partners under the Powered by Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iGaming brands and is supported by expert in-house managed, operational, and marketing services. Online casino games and products delivered via the Bragg Hub, either exclusively or from Bragg's extensive aggregated casino games portfolio, are managed from a single back-office, with a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iGaming markets globally, including in the U.S., Canada, LatAm and Europe.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to Bragg’s expanded partnership with 711 in Belgium to include its new online sportsbook; and the impact on the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the Company’s financial resources and liquidity; the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business; meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; risks associated with general economic conditions; risks related to the Company’s management; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to the Company’s technology network, including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

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